SANLUIS Corporación S.A. de C.V.
Monte Pelvoux 220-8° Piso Lomas de Chapultepec
11000 México, D.F. Tel.: (52) 5229-5800

SANLUIS
CORPORACION

[redacted]

07023800

By FEDEX

May 17, 2007

SEC MAIL PROCESSING
RECEIVED
MAY 18 2007
WASH, D.C. 152 SECTION

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, NE
Washington, D.C.
U.S.A. 20549

SUPPL

To whom it may concern

Attached you could find a copy of the Consolidated Financial Information of SANLUIS Corporation, S.A. de C.V., for the First Quarter 2007.

Please, confirm the reception of this information to my self to the e-mail address aolivo@sanluisrassini.com or by telephone to the number +52 55 52 29 58 44.

If you have any question or comment, do not hesitate to contact me

FILE No. 82-2867

Best Regards

PROCESSED
MAY 31 2007
THOMSON
FINANCIAL

Antonio Olivo
SANLUIS Corporación, S.A. de C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 1 AÑO: 2007

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE SITUACION FINANCIERA

AL 31 DE MARZO DE 2007 Y 2006

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s01	ACTIVO TOTAL	7,494,800	100	7,846,436	100
s02	ACTIVO CIRCULANTE	2,040,356	27	2,232,842	28
s03	EFECTIVO E INVERSIONES TEMPORALES	272,844	4	256,006	3
s04	CUENTAS Y DOCUMENTOS POR COBRAR A CLIENTES (NETO)	1,001,062	13	1,018,249	13
s05	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	145,834	2	142,062	2
s06	INVENTARIOS	563,348	8	544,651	7
s07	OTROS ACTIVOS CIRCULANTES	57,268	1	271,874	3
s08	ACTIVO A LARGO PLAZO	92,716	1	87,726	1
s09	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	5,640	0	9,682	0
s10	INVERSIONES EN ACCIONES DE SUBS. NO CONSOLIDADAS Y ASOC.	84,284	1	75,188	1
s11	OTRAS INVERSIONES	2,792	0	2,856	0
s12	INMUEBLES, PLANTA Y EQUIPO (NETO)	4,363,588	58	4,488,776	57
s13	INMUEBLES	1,319,404	18	1,312,487	17
s14	MAQUINARIA Y EQUIPO INDUSTRIAL	5,970,501	80	5,771,482	74
s15	OTROS EQUIPOS	156,642	2	190,640	2
s16	DEPRECIACION ACUMULADA	3,208,678	43	2,909,668	37
s17	CONSTRUCCIONES EN PROCESO	125,719	2	123,835	2
s18	ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)	558,849	7	609,768	8
s19	OTROS ACTIVOS	439,291	6	427,324	5
s20	PASIVO TOTAL	4,567,991	100	4,799,688	100
s21	PASIVO CIRCULANTE	1,963,650	43	1,837,427	38
s22	PROVEEDORES	991,789	22	941,625	20
s23	CREDITOS BANCARIOS	401,095	9	359,643	7
s24	CREDITOS BURSATILES	0	0	0	0
s25	IMPUESTOS POR PAGAR	0	0	0	0
s26	OTROS PASIVOS CIRCULANTES	570,766	12	536,159	11
s27	PASIVO A LARGO PLAZO	2,498,539	55	2,864,551	60
s28	CREDITOS BANCARIOS	2,498,539	55	2,864,551	60
s29	CREDITOS BURSATILES	0	0	0	0
s30	OTROS CREDITOS	0	0	0	0
s31	CREDITOS DIFERIDOS	0	0	0	0
s32	OTROS PASIVOS LARGO PLAZO	105,802	2	97,710	2
s33	CAPITAL CONTABLE	2,926,809	100	3,046,748	100
s34	CAPITAL CONTABLE MINORITARIO	1,825,538	62	1,895,950	62
s35	CAPITAL CONTABLE MAYORITARIO	1,101,271	38	1,150,798	38
s36	CAPITAL CONTRIBUIDO	2,473,366	85	2,473,366	81
s79	CAPITAL SOCIAL PAGADO	1,039,896	36	1,039,896	34
s39	PRIMA EN VENTA DE ACCIONES	1,433,470	49	1,433,470	47
s40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
s41	CAPITAL GANADO (PERDIDO)	(1,372,095)	(47)	(1,322,568)	(43)
s42	RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL	6,358,934	217	6,592,900	216
s44	OTRO RESULTADO INTEGRAL ACUMULADO	(7,731,029)	(264)	(7,915,468)	(260)
s80	RECOMPRA DE ACCIONES	0	0	0	0

FILE No. 82-2867

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS   TRIMESTRE: 1   AÑO: 2007

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE SITUACION FINANCIERA

DESGLOSE DE PRINCIPALES CONCEPTOS   CONSOLIDADO

(MILES DE PESOS)   Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s03	EFECTIVO E INVERSIONES TEMPORALES	272,844	100	256,006	100
s46	EFECTIVO	161,647	59	121,650	48
s47	INVERSIONES TEMPORALES	111,197	41	134,356	52
s07	OTROS ACTIVOS CIRCULANTES	57,268	100	271,874	100
s81	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s82	OPERACIONES DISCONTINUADAS	0	0	0	0
s83	OTROS	57,268	100	271,874	100
s18	ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)	558,849	100	609,768	100
s48	GASTOS AMORTIZABLES (NETO)	142,381	25	174,302	29
s49	CREDITO MERCANTIL	416,468	75	435,466	71
s51	OTROS	0	0	0	0
s19	OTROS ACTIVOS	439,291	100	427,324	100
s84	ACTIVO INTANGIBLE POR OBLIGACIONES LABORALES	31,696	7	33,357	8
s85	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s50	IMPUESTOS DIFERIDOS	349,004	79	292,184	68
s86	OPERACIONES DISCONTINUADAS	0	0	0	0
s87	OTROS	58,591	13	101,783	24
s21	PASIVO CIRCULANTE	1,963,650	100	1,837,427	100
s52	PASIVOS EN MONEDA EXTRANJERA	1,711,721	87	1,581,463	86
s53	PASIVOS EN MONEDA NACIONAL	251,929	13	255,964	14
s26	OTROS PASIVOS CIRCULANTES	570,766	100	536,159	100
s88	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s89	INTERESES POR PAGAR	57,058	10	83,877	16
s68	PROVISIONES	179,134	31	161,608	30
s90	OPERACIONES DISCONTINUADAS	0	0	0	0
s58	OTROS PASIVOS CIRCULANTES	334,574	59	290,674	54
s27	PASIVO A LARGO PLAZO	2,498,539	100	2,864,551	100
s59	PASIVO EN MONEDA EXTRANJERA	2,498,539	100	2,864,551	100
s60	PASIVO EN MONEDA NACIONAL	0	0	0	0
s31	CREDITOS DIFERIDOS	0	0	0	0
s65	CREDITO MERCANTIL	0	0	0	0
s67	OTROS	0	0	0	0
s32	OTROS PASIVOS LARGO PLAZO	105,802	100	97,710	100
s66	IMPUESTOS DIFERIDOS	2,111	2	0	0
s91	PASIVOS LABORALES	103,691	98	97,710	100
s92	OPERACIONES DISCONTINUADAS	0	0	0	0
s69	OTROS PASIVOS	0	0	0	0
s79	CAPITAL SOCIAL PAGADO	1,039,896	100	1,039,896	100
s37	NOMINAL	27,942	3	27,942	3
s38	ACTUALIZACION	1,011,954	97	1,011,954	97

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS — TRIMESTRE: 1 — AÑO: 2007

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE SITUACION FINANCIERA

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s42	RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL	6,358,934	100	6,592,900	100
s93	RESERVA LEGAL	18,022	0	18,022	0
s43	RESERVA PARA RECOMPRA DE ACCIONES	581,911	9	581,911	9
s94	OTRAS RESERVAS	0	0	0	0
s95	RESULTADO DE EJERCICIOS ANTERIORES	5,804,846	91	6,035,533	92
s45	RESULTADO DEL EJERCICIO	(45,845)	(1)	(42,566)	(1)
s44	OTRO RESULTADO INTEGRAL ACUMULADO	(7,731,029)	100	(7,915,468)	100
s70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
s71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(7,239,703)	94	(7,424,822)	94
s96	EFECTO ACUMULADO POR CONVERSION	0	0	0	0
s97	EFECTO ACUMULADO POR VALUACION DE INST. FIN. DERIVADOS	0	0	0	0
s98	RESULTADO POR IMPUESTOS DIFERIDOS	(483,371)	6	(483,371)	6
s99	AJUSTE AL PASIVO ADICIONAL DE OBLIGACIONES LABORALES	(7,955)	0	(7,275)	0
s100	OTROS	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS | TRIMESTRE: 1 | AÑO: 2007

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE SITUACION FINANCIERA

DATOS INFORMATIVOS

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL IMPORTE	TRIMESTRE AÑO ANTERIOR IMPORTE
s57	OTROS PASIVOS CIRCULANTES CON COSTO DE (S26)	0	0
s63	OTROS CREDITOS CON COSTO DE (S32)	0	0
s72	CAPITAL DE TRABAJO	76,706	395,415
s73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	81,698	86,503
s74	NUMERO DE FUNCIONARIOS (*)	15	15
s75	NUMERO DE EMPLEADOS (*)	1,140	1,138
s76	NUMERO DE OBREROS (*)	4,067	4,390
s77	NUMERO DE ACCIONES EN CIRCULACION (*)	289,729,708	289,729,708
s78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0
s101	EFECTIVO RESTRINGIDO (1)	0	0
s102	DEUDA CON COSTO DE ASOCIADAS NO CONSOLIDADAS	0	0

(*) DATOS EN UNIDADES

(1) Este concepto se deberá llenar cuando se hayan otorgado garantias que afecten el efectivo e inversiones temporales (s03)

NOTA: En la referencia S57 y S63 se incluye únicamente el importe que corresponde a los pasivos con costo de las cuentas S26 y S32, respectivamente.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 1 AÑO: 2007

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE RESULTADOS

CONSOLIDADO

DEL 1 DE ENERO AL 31 DE MARZO DE 2007 Y 2006

(MILES DE PESOS)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
r01	VENTAS NETAS	1,746,267	100	1,722,633	100
r02	COSTO DE VENTAS	1,428,216	82	1,409,841	82
r03	RESULTADO BRUTO	318,051	18	312,792	18
r04	GASTOS DE OPERACION	209,659	12	194,105	11
r05	RESULTADO DE OPERACION	108,392	6	118,687	7
r06	COSTO INTEGRAL DE FINANCIAMIENTO	132,569	8	116,757	7
r07	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	(24,177)	(1)	1,930	0
r08	OTROS GASTOS Y PRODUCTOS (NETO)	8,371	0	5,228	0
r44	PARTIDAS ESPECIALES	0	0	0	0
r09	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	(32,548)	(2)	(3,298)	0
r10	PROVISIONES PARA IMPUESTOS Y PTU	34,245	2	34,647	2
r11	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	(66,793)	(4)	(37,945)	(2)
r12	PARTICIPACION EN LOS RESULTADOS DE SUBS. Y ASOC. NO CONSOLIDADAS	0	0	1,002	0
r13	RESULTADO NETO POR OPERACIONES CONTINUAS	(66,793)	(4)	(36,943)	(2)
r14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
r15	RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS	(66,793)	(4)	(36,943)	(2)
r16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
r17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PPIOS DE CONTABILIDAD (NETO)	0	0	0	0
r18	RESULTADO NETO	(66,793)	(4)	(36,943)	(2)
r19	RESULTADO NETO MINORITARIO	(20,948)	(1)	5,623	0
r20	RESULTADO NETO MAYORITARIO	(45,845)	(3)	(42,566)	(2)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS — TRIMESTRE: 1 — AÑO: 2007

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE RESULTADOS

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
r01	VENTAS NETAS	1,746,267	100	1,722,633	100
r21	NACIONALES	695,555	40	584,666	34
r22	EXTRANJERAS	1,050,712	60	1,137,967	66
r23	CONVERSION EN DOLARES (***)	158,340	9	156,018	9
r06	COSTO INTEGRAL DE FINANCIAMIENTO	132,569	100	116,757	100
r24	INTERESES PAGADOS	100,664	76	98,764	85
r42	PERDIDA (UTILIDAD) EN ACTUALIZACION DE UDIS	0	0	0	0
r45	OTROS GASTOS FINANCIEROS	7,533	6	8,180	7
r26	INTERESES GANADOS	3,874	3	7,696	7
r46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
r25	PERDIDA (UTILIDAD) EN CAMBIOS (NETO)	53,376	40	38,598	33
r28	RESULTADO POR POSICION MONETARIA	(25,130)	(19)	(21,089)	(18)
r10	PROVISIONES PARA IMPUESTOS Y PTU	34,245	100	34,647	100
r32	I.S.R. - IMPAC CAUSADO	17,554	51	18,467	53
r33	I.S.R. - IMPAC DIFERIDO	6,575	19	10,195	29
r34	P.T.U. CAUSADA	10,777	31	7,347	21
r35	P.T.U. DIFERIDA	(661)	(2)	(1,362)	(4)

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS — TRIMESTRE: 1 — AÑO: 2007

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE RESULTADOS

CONSOLIDADO

OTROS CONCEPTOS

(MILES DE PESOS)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
r36	VENTAS TOTALES	1,838,614	1,723,702
r37	RESULTADO FISCAL DEL EJERCICIO	0	0
r38	VENTAS NETAS (**)	6,941,120	7,070,398
r39	RESULTADO DE OPERACIÓN (**)	315,682	409,544
r40	RESULTADO NETO MAYORITARIO (**)	(223,981)	(79,797)
r41	RESULTADO NETO (**)	(267,956)	(58,212)
r47	DEPRECIACION Y AMORTIZACION OPERATIVA	94,304	86,813

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS — TRIMESTRE: 1 — AÑO: 2007

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE RESULTADOS TRIMESTRAL

DEL 1 DE ENERO AL 31 DE MARZO DE 2007 Y 2006

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
rt01	VENTAS NETAS	1,746,267	100	1,722,633	100
rt02	COSTO DE VENTAS	1,428,216	82	1,409,841	82
rt03	RESULTADO BRUTO	318,051	18	312,792	18
rt04	GASTOS DE OPERACION	209,659	12	194,105	11
rt05	RESULTADO DE OPERACION	108,392	6	118,687	7
rt06	COSTO INTEGRAL DE FINANCIAMIENTO	132,569	8	116,757	7
rt07	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	(24,177)	(1)	1,930	0
rt08	OTROS GASTOS Y PRODUCTOS (NETO)	8,371	0	5,228	0
rt44	PARTIDAS ESPECIALES	0	0	0	0
rt09	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	(32,548)	(2)	(3,298)	0
rt10	PROVISIONES PARA IMPUESTOS Y PTU	34,245	2	34,647	2
rt11	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	(66,793)	(4)	(37,945)	(2)
rt12	PARTICIPACION EN LOS RESULTADOS DE SUBS. Y ASOC. NO CONSOLIDADAS	0	0	1,002	0
rt13	RESULTADO NETO POR OPERACIONES CONTINUAS	(66,793)	(4)	(36,943)	(2)
rt14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
rt15	RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS	(66,793)	(4)	(36,943)	(2)
rt16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
rt17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PPIOS DE CONTABILIDAD (NETO)	0	0	0	0
rt18	RESULTADO NETO	(66,793)	(4)	(36,943)	(2)
rt19	RESULTADO NETO MINORITARIO	(20,948)	(1)	5,623	0
rt20	RESULTADO NETO MAYORITARIO	(45,845)	(3)	(42,566)	(2)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 1 AÑO: 2007

ESTADO DE RESULTADOS TRIMESTRAL

SANLUIS CORPORACION, S. A. DE C. V. DESGLOSE DE PRINCIPALES CONCEPTOS CONSOLIDADO

(MILES DE PESOS) Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
rt01	VENTAS NETAS	1,746,267	100	1,722,633	100
rt21	NACIONALES	695,555	40	584,666	34
rt22	EXTRANJERAS	1,050,712	60	1,137,967	66
rt23	CONVERSION EN DOLARES (***)	158,340	9	156,018	9
rt06	COSTO INTEGRAL DE FINANCIAMIENTO	132,569	100	116,757	100
rt24	INTERESES PAGADOS	100,664	76	98,764	85
rt42	PERDIDA (UTILIDAD) EN ACTUALIZACION DE UDIS	0	0	0	0
rt45	OTROS GASTOS FINANCIEROS	7,533	6	8,180	7
rt26	INTERESES GANADOS	3,874	3	7,696	7
rt46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
rt25	PERDIDA (UTILIDAD) EN CAMBIOS (NETO)	53,376	40	38,598	33
rt28	RESULTADO POR POSICION MONETARIA	(25,130)	(19)	(21,089)	(18)
rt10	PROVISIONES PARA IMPUESTOS Y PTU	34,245	100	34,647	100
rt32	I.S.R. - IMPAC CAUSADO	17,554	51	18,467	53
rt33	I.S.R. - IMPAC DIFERIDO	6,575	19	10,195	29
rt34	P.T.U. CAUSADA	10,777	31	7,347	21
rt35	P.T.U. DIFERIDA	(661)	(2)	(1,362)	(4)

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 1 AÑO: 2007

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE RESULTADOS TRIMESTRAL

CONSOLIDADO

OTROS CONCEPTOS

(MILES DE PESOS)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
rt47	DEPRECIACION Y AMORTIZACION OPERATIVA	94,304	86,813

FILE No. 82-2867

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 1 AÑO: 2007

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE CAMBIOS

CONSOLIDADO

DEL 1 DE ENERO AL 31 DE MARZO DE 2007 Y 2006

(MILES DE PESOS)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
c01	RESULTADO NETO	(66,793)	(36,943)
c02	+(-) PARTIDAS APLIC. A RESULT. QUE NO REQ. UTIL. DE REC.	115,684	98,587
c03	FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO	48,891	61,644
c04	RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	(28,338)	(74,519)
c05	RECURSOS GENERADOS POR (UTILIZADOS EN) ACTIVIDADES DE OPERACION	20,553	(12,875)
c06	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO	(5,746)	(34,717)
c07	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO	0	0
c08	RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO	(5,746)	(34,717)
c09	RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSION	(17,847)	(23,788)
c10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	(3,040)	(71,380)
c11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	275,884	327,386
c12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	272,844	256,006

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 1 AÑO: 2007

SANLUIS CORPORACION, S. A. DE C. V. ESTADO DE CAMBIOS

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL IMPORTE	TRIMESTRE AÑO ANTERIOR IMPORTE
c02	+(-) PARTIDAS APLIC. A RESULT. QUE NO REQ. UTIL. DE REC.	115,684	98,587
c13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	94,304	86,813
c41	+ (-) OTRAS PARTIDAS	21,380	11,774
c04	RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	(28,338)	(74,519)
c18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(171,574)	(129,589)
c19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	36,514	(17,526)
c20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	18,096	11,746
c21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	54,224	109,053
c22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	34,402	(48,203)
c06	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO	(5,746)	(34,717)
c23	+ FINANCIAMIENTOS BANCARIOS	29,535	17,568
c24	+ FINANCIAMIENTOS BURSATILES	0	0
c25	+ DIVIDENDOS COBRADOS	0	0
c26	+ OTROS FINANCIAMIENTOS	0	0
c27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(35,281)	(52,303)
c28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
c29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	0	18
c42	+ (-) OTRAS PARTIDAS	0	0
c07	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO	0	0
c30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	0
c31	(-) DIVIDENDOS PAGADOS	0	0
c32	+ PRIMA EN VENTA DE ACCIONES	0	0
c33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
c43	+ (-) OTRAS PARTIDAS	0	0
c09	RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSION	(17,847)	(23,788)
c34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	0
c35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(17,847)	(22,318)
c36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
c37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
c38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
c39	+ (-) OTRAS PARTIDAS	0	(1,470)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 1 AÑO: 2007

SANLUIS CORPORACION, S. A. DE C. V.

DATOS POR ACCION

INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL			TRIMESTRE AÑO ANTERIOR		
		IMPORTE			IMPORTE		
d01	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$	(0.16)		$	(0.14)	
d02	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$	0.00		$	0.00	
d03	UTILIDAD DILUIDA POR ACCION (**)	$	0.00		$	0.00	
d04	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$	(0.98)		$	(0.14)	
d05	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$	0.00		$	0.08	
d06	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$	(0.05)		$	0.03	
d07	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$	0.00		$	0.00	
d08	VALOR EN LIBROS POR ACCIÓN	$	3.80		$	3.82	
d09	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$	0.00		$	0.00	
d10	DIVIDENDO EN ACCIONES POR ACCION		0.00	acciones		0.00	acciones
d11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS		0.98	veces		0.88	veces
d12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)		(23.56)	veces		(23.83)	veces
d13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)		0.00	veces		0.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 1 AÑO: 2007

SANLUIS CORPORACION, S. A. DE C. V.

RAZONES Y PROPORCIONES

CONSOLIDADO Impresión Final

REFP	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
p01	RESULTADO NETO A VENTAS NETAS	(3.82)	%	(2.14)	%
p02	RESULTADO NETO MAYORITARIO A CAPITAL CONTABLE (**)	(20.33)	%	(6.93)	%
p03	RESULTADO NETO A ACTIVO TOTAL (**)	(3.57)	%	(0.74)	%
p04	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	0.00	%
p05	RESULTADO POR POSICION MONETARIA A RESULTADO NETO .	(37.62)	%	(57.08)	%
	ACTIVIDAD				
p06	VENTAS NETAS A ACTIVO TOTAL (**)	0.92	veces	0.90	veces
p07	VENTAS NETAS A ACTIVO FIJO (**)	1.59	veces	1.57	veces
p08	ROTACION DE INVENTARIOS(**)	10.22	veces	10.73	veces
p09	DIAS DE VENTAS POR COBRAR	44.86	dias	46.26	dias
p10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	14.17	%	12.49	%
	APALACAMIENTO				
p11	PASIVO TOTAL A ACTIVO TOTAL	60.94	%	61.17	%
p12	PASIVO TOTAL A CAPITAL CONTABLE	1.56	veces	1.57	veces
p13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	92.16	%	92.63	%
p14	PASIVO A LARGO PLAZO A ACTIVO FIJO	57.25	%	63.81	%
p15	RESULTADO DE OPERACIÓN A INTERESES PAGADOS	1.07	veces	1.20	veces
p16	VENTAS NETAS A PASIVO TOTAL (**)	1.51	veces	1.47	veces
	LIQUIDEZ				
p17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	1.03	veces	1.21	veces
p18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	0.75	veces	0.91	veces
p19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.44	veces	0.46	veces
p20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	13.89	%	13.93	%
	ESTADO DE CAMBIOS				
p21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	2.79	%	3.57	%
p22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(1.62)	%	(4.32)	%
p23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	0.20	veces	(0.13)	veces
p24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	100.00	%	100.00	%
p25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	(0.00)	%	(0.00)	%
p26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	100.00	%	93.82	%

(**) INFORMACION ULTIMOS DOCE MESES

SANLUIS Corporación, S.A.B. de C.V. y Subsidiarias
Resultados al 1er. trimestre del año 2007
(Cifras en millones de dólares)

México, D.F., 2 de mayo de 2007. SANLUIS Corporación, S.A.B. de C.V. (BMV: SANLUIS), empresa industrial mexicana dedicada a la manufactura de autopartes, informa sus resultados obtenidos en el primer trimestre de 2007.

Las ventas se ubicaron en US$ 158.3 millones en los primeros tres meses del año, 1.5% superiores al mismo periodo del año anterior.

La UAFIRDA (utilidad de operación antes de depreciación, intereses e impuestos; EBITDA por sus siglas en inglés) fue de US$ 18.4 millones en el primer trimestre, similar al mismo periodo del año anterior.

El margen de UAFIRDA respecto a ventas en el primer trimestre de 2007 fue de 12%, igual al mismo periodo de 2006, pero 4% superior al del último trimestre del año anterior.

Operaciones

Las ventas del negocio de Suspensiones (85% del volumen total) fueron de US$ 133.9 millones, 1.8% por encima del mismo periodo del año pasado.
En el negocio de Frenos (15% del volumen total) las ventas están en los mismos niveles del año anterior con un total de US$ 24.4 millones.

Resultados Consolidados
(cifras en millones de dólares)

	2006				Total 2006	2007	Últimos 12 meses
Trimestre #	1	2	3	4		1	
Ventas por División							
- Suspensiones	131.5	145.6	115.0	124.5	516.6	133.9	519.0
- Frenos	24.5	24.1	25.0	24.7	98.3	24.4	98.2
Total Ventas	156.0	169.7	140.0	149.2	614.9	158.3	617.2
Uafirda	18.6	22.4	7.5	12.5	61.0	18.4	60.8
Margen (Uafirda/Vtas.)	12%	13%	5%	8%	10%	12%	10%

Los resultados consolidados de SANLUIS Corporación, S.A.B. de C.V. y Subsidiarias (SANLUIS) al cierre del primer trimestre del presente año, reportan niveles de venta muy satisfactorios con utilidades de operación similares a las del mismo período del año anterior. En el negocio de Suspensiones, gracias a mejores precios de venta, y a las mayores productividades en planta y menores gastos de operación que hemos logrado, se han compensado las menores ventas de la división Frenos, que desde inicios de 2006 se vieron afectadas por la salida anticipada de una importante plataforma automotriz, la cual llegó al fin de su vida comercial, mientras que las plataformas que la sustituirán tendrán su arranque hacia finales del tercer trimestre del presente año.

Las ventas del negocio de Suspensiones son superiores en todas las líneas de producto significativas, colocándose un 1.8% por encima de las del mismo trimestre de 2006. El negocio de Suspensiones Brasil reporta ventas iguales a las del mismo periodo del año anterior sosteniéndose en la creciente demanda interna de nuestros productos y presentando un márgen de rentabilidad operativa estable. Suspensiones NAFTA, nuestra principal operadora, subió sus ventas en un 2.5% respecto al mismo periodo del año anterior, incrementando su margen Ebitda/Ventas en 3 puntos porcentuales gracias al inicio de producción en nuevos contratos de venta con mejores precios promedio que los aplicables en los contratos de suministro que sustituyeron, manteniendo al mismo tiempo la importante participación de mercado que SANLUIS Rassini ha logrado obtener a lo largo de varios años en el segmento de camiones ligeros en los Estados Unidos, llegando al 92% de participación en el segmento de muelles, nuestro principal producto individual (que representa el 82% de las ventas de nuestro negocio de Suspensiones en la región Nafta).

La UAFIRDA consolidada reportada contra el primer trimestre del año anterior es finalmente reflejo de los mayores niveles de venta, menores gastos fijos de planta y mayores productividades, lo que ha hecho posible compensar los diversos impactos externos a la empresa, y de manera continuada recuperar los niveles de rentabilidad que tuvimos en el pasado.

A pesar de la UAFIRDA similar, y debido a una devaluación del tipo de cambio peso/dólar mayor durante el primer trimestre del año con respecto al del año anterior, se ha generado una pérdida cambiaria por el nivel de endeudamiento neto en dólares que la empresa tiene, lo que junto con la ganancia monetaria sobre la posición pasiva neta de la empresa, y el alza marginal en las tasas de interés internacionales, producen finalmente una pérdida neta de US$ 4.2 millones contra la pérdida de US$ 3.8 millones reportada en el mismo periodo del año pasado.

En términos de generación de efectivo, se refleja un mayor nivel de efectivo disponible debido a un adecuado manejo del Capital de Trabajo a través del cual se han reducido los inventarios de materia prima, racionalizando compras y manteniendo niveles adecuados en la recuperación de la cobranza sin tener saldos pendientes en este rubro, lo que ha logrado que el flujo neto de operación sea 35% superior al del año anterior en términos de dólares.

En la división Frenos se negoció con el único acreedor bancario, un cambio en el programa de amortizaciones que iniciará durante el segundo trimestre de 2007, y que permite una estructura de pago de la deuda más acorde con los ciclos actuales del negocio, especialmente al considerar el arranque de las nuevas plataformas que substituyen a aquella que en años anteriores concentrábamos una parte muy importante de las ventas. En este mismo sentido, también se está adecuando de la misma manera el programa de pagos del arrendamiento que se tiene con la principal compañía arrendadora de equipos de maquinado, y se espera finalizar con tales adecuaciones durante el mes de abril de 2007.

Al cierre del trimestre, la empresa ha disminuido su deuda bruta en US$ 22.3 millones comparado con el primer trimestre de 2006, y se encuentra al corriente en el cumplimiento de todas las obligaciones derivadas de sus contratos de crédito.

SANLUIS

SANLUIS, es un negocio dedicado a la producción de componentes para Suspensiones y Frenos, y está enfocado hacia la industria terminal productora de vehículos (OEMs por sus siglas en inglés).

Los productos del negocio de Suspensiones son: Muelles (multihoja y parabólicas),

resortes, barras de torsión, bujes hule-metal, y barras de cajuela. En el negocio de Frenos se producen: discos, tambores, ensambles y carcazas.

SANLUIS Rassini tiene una participación del 92% en el mercado de muelles para camiones ligeros en la región NAFTA (Estados Unidos, México y Canadá). En el negocio de Frenos, dentro del mercado norteamericano, SANLUIS Rassini tiene una participación del 12% en el segmento de discos y tambores para frenos de vehículos ligeros. La base de clientes es sólida y diversificada, siendo los principales: General Motors, Ford Motor Co., DaimlerChrysler, Nissan, Volkswagen y Toyota.

SANLUIS Corporación, S. A. B. de C. V. y SUBSIDIARIAS

NOTAS SOBRE LOS ESTADOS FINANCIEROS CONSOLIDADOS

31 DE MARZO DE 2007 Y DE 2006

Cifras monetarias expresadas en miles de pesos de poder adquisitivo del 31 de marzo de 2007, excepto tipos de cambio que se presentan en pesos de valor nominal e importes por acción

NOTA 1 - ACTIVIDAD DE LA COMPAÑÍA:

La principal actividad de SANLUIS Corporación, S. A. B. de C. V. (SANLUIS) y subsidiarias (la compañía) es la manufactura y venta de partes de suspensiones automotrices y componentes para frenos. La mayoría de las ventas de la compañía están denominadas en dólares (78% en 2007 y 79% en 2006) y son realizadas a los productores de equipo original (OEMs por sus siglas en inglés). Las principales subsidiarias y asociadas se mencionan a continuación:

Compañía	Actividad	Participación accionaria (%)
Subsidiarias no operativas:		
SANLUIS Co-Inter, S.A. (SISA)	Tenedora de las acciones de SANLUIS Rassini Autopartes, S.A. de C.V.	100
SANLUIS Rassini Autopartes, S.A. de C.V. (SRA)	Tenedora de las acciones de las subsidiarias operativas mencionadas a continuación	100
Subsidiarias operativas:		
Grupo Suspensiones		
Rassini, S.A. de C.V. (Rassini)	Manufactura y venta de muelles y resortes helicoidales	100
Rassini NHK Autopecas, S/A	Manufactura y venta de muelles y resortes helicoidales	50.1
Rassini Torsion Bars, S.A. de C.V.	Manufactura y venta de barras de torsión	96.7
Grupo Frenos		
SANLUIS Investments, LLC	Tenedora de SANLUIS, Developments, LLC	100
SANLUIS Developments, LLC	Tenedora de Fundimak,	

	S.A. de C.V.	47.6
Fundimak, S.A. de C.V. y subsidiarias (Rassini Frenos, S.A. de C.V. e Inmobiliaria Rassini, S.A. de C.V.)	Manufactura y venta de discos y tambores para sistemas de frenos	44.6
Asociada:		
Brembo Rassini, S.A. de C.V.	Manufactura y venta de discos y tambores para sistemas de frenos	24

NOTA 2 - POLÍTICAS DE CONTABILIDAD SIGNIFICATIVAS:

Las políticas de contabilidad más importantes seguidas en la formulación de los estados financieros consolidados, incluyendo los conceptos, métodos y criterios relativos al reconocimiento de la inflación en los estados financieros, se resumen a continuación:

Bases de presentación

Los estados financieros consolidados y sus notas han sido preparados de acuerdo con las Normas de Información Financiera (NIF) mexicanas, emitidas por el Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF) y están expresados en miles de pesos de poder adquisitivo de la fecha del balance más reciente.

a. Reconocimiento de los efectos de la inflación

Los efectos de la inflación en la información financiera se reconocen de acuerdo con las siguientes reglas:

- Los inventarios y el costo de ventas se actualizan utilizando costos de reposición.

- La maquinaria y equipo de origen extranjero se actualizan aplicando el factor de inflación del país de origen a los correspondientes montos en moneda extranjera y convirtiendo dichos montos a pesos utilizando el tipo de cambio a la fecha del balance general. Los inmuebles, maquinaria y equipo de origen nacional se actualizan aplicando un factor derivado del Índice Nacional de Precios al Consumidor (INPC).

- Los componentes de la inversión de los accionistas son actualizados utilizando factores derivados del INPC.

- La utilidad (pérdida) por tenencia de activos no monetarios [la diferencia neta entre: i) la actualización de la maquinaria y equipo de origen extranjero, los inventarios y el costo de ventas siguiendo el procedimiento descrito en los párrafos precedentes, y ii) los ajustes a los respectivos montos históricos considerando el INPC] se incluye en la inversión de los accionistas.

- La utilidad por posición monetaria se incluye como parte del costo integral de financiamiento.

b. Principios de consolidación

Los estados financieros consolidados incluyen a SANLUIS y a todas las compañías subsidiarias controladas por ésta. Todos los saldos y operaciones entre la compañía y

sus subsidiarias han sido eliminados en la consolidación.

c. Efectivo e inversiones temporales

La compañía considera como efectivo a las inversiones temporales de fácil realización con vencimientos menores a tres meses, las cuales se expresan a su valor de mercado. Los rendimientos correspondientes se registran en los resultados del año. La compañía mantiene su efectivo e inversiones temporales con instituciones financieras reconocidas e históricamente no ha experimentado alguna pérdida por la concentración del riesgo de crédito.

Las inversiones en valores incluyen inversiones en títulos de deuda y de capital, y se clasifican de acuerdo con la intención de su uso que la Administración les asigna al momento de su adquisición en: títulos de deuda para conservar al vencimiento, instrumentos financieros con fines de negociación e instrumentos financieros disponibles para su venta. Al 31 de marzo de 2007 y de 2006 la compañía tiene instrumentos financieros con fines de negociación, los cuales se registran inicialmente a su costo de adquisición y posteriormente se valúan a su valor de mercado, el cual se asemeja a su valor razonable. Las diferencias por valuación de estos instrumentos al cierre de cada período se registran en los resultados del año al que correspondan.

d. Cuentas por cobrar

Las cuentas por cobrar se reconocen inicialmente al valor pactado originalmente y posteriormente este valor se ajusta disminuyendo la estimación de cuentas incobrables. Esta estimación se registra cuando hay evidencia objetiva de que la compañía no será capaz de cobrar total o parcialmente los montos acordados en los términos originales.

e. Inventarios y costo de ventas

Los inventarios se expresan a su costo de reposición determinado con base en el último costo de producción para el caso de productos terminados y el precio de la última compra para la materia prima. Los materiales de operación se valúan a su costo de adquisición. La compañía registra una estimación para inventarios obsoletos o de lento movimiento ante la evidencia de cualquier exceso sobre el valor neto de realización del mismo. Los valores así determinados no exceden al valor de mercado.

El costo de ventas incluye el costo del inventario vendido durante el período, incluyendo los gastos de compra y embarque. El costo de ventas se determina por el método de primeras entradas-primeras salidas.

f. Inmuebles, maquinaria y equipo

Los inmuebles, maquinaria y equipo se expresan a su costo menos su depreciación acumulada, los cuales se actualizan como se menciona en el inciso a. de esta nota.

La depreciación es calculada por el método de línea recta con base en las vidas útiles estimadas de los activos, las cuales son revisadas periódicamente por expertos independientes.

Cuando los inmuebles, maquinaria y equipo son vendidos o se dispone de éstos de otra forma, la utilidad o pérdida se reconoce en el estado de resultados por la diferencia entre su valor neto contable y los recursos obtenidos en su disposición.

g. Otras inversiones en acciones

Las inversiones en las que la compañía posee más del 20% pero menos del 50% del capital, se registran por el método de participación. Las otras inversiones en las que se posee menos del 20% del capital se expresan al costo y se actualizan mediante la aplicación de factores derivados del INPC.

La compañía evalúa periódicamente el valor de recuperación de sus inversiones en acciones y en caso de existir indicios de deterioro, su valor en libros se ajusta a su valor estimado de realización.

h. Revisión del valor en libros de los activos de larga duración

La compañía evalúa periódicamente el valor de recuperación de sus activos de larga duración con base en el valor presente de los flujos de efectivo futuros de sus dos unidades generadoras de efectivo (Suspensiones y Frenos). Si el valor contable de los activos excede el valor descontado se reconoce una pérdida de valor.

i. Crédito mercantil

El exceso del costo de las acciones de subsidiarias sobre el valor en libros (crédito mercantil) se expresa a su valor actualizado, determinado mediante la aplicación a su valor original de factores derivados del INPC, menos su correspondiente amortización acumulada al 31 de diciembre de 2004. A partir del 1 de enero de 2005 la compañía adoptó las disposiciones del Boletín B-7 Adquisiciones de Negocios, consecuentemente, a partir de esa fecha el crédito mercantil no se amortiza y su valor está sujeto a pruebas anuales de deterioro.

j. Impuesto sobre la Renta (ISR) diferido y Participación de los Trabajadores en la Utilidad (PTU) diferida

La compañía reconoce los efectos del ISR diferido aplicando la tasa de impuesto vigente en el momento en que se estima que todas las diferencias entre los valores contables y fiscales de activos y pasivos (diferencias temporales) a la fecha de los estados financieros, se recuperarán o liquidarán.

La compañía incluye los efectos diferidos de impuestos relacionados con diferencias temporales registradas directamente en el capital contable en la insuficiencia en la actualización del capital.

La PTU diferida se registra solamente con base en aquellas diferencias temporales entre la utilidad neta del ejercicio contable y la fiscal aplicable para PTU, que se presume razonablemente provocarán un pasivo o un beneficio en el futuro.

k. Gastos de emisión y reestructuración de deuda

Los gastos de emisión y reestructuración de deuda se registran al costo y se actualizan aplicando factores derivados del INPC. Estos gastos se amortizan en línea recta considerando el plazo de vencimiento de la deuda, y su amortización se incluye en gastos financieros como parte del costo integral de financiamiento.

l. Obligaciones laborales

Las primas de antigüedad que los trabajadores tienen derecho a percibir al terminar la relación laboral después de 15 años de servicios, así como las obligaciones bajo los planes de retiro que la compañía tiene establecidos para su personal, a los cuales éstos no contribuyen, se reconocen como costo de los años en que se prestan los servicios correspondientes, a través de aportaciones a fondos en fideicomisos irrevocables y

reservas de pasivo, con base en estudios actuariales.

Asimismo, las obligaciones por remuneraciones al término de la relación laboral por causas distintas a reestructuración, se reconocen mediante estudios actuariales realizados utilizando el método de crédito unitario proyectado.

Las modificaciones a los planes, las variaciones en supuestos y el activo de transición se están amortizando sobre la vida laboral promedio remanente de los trabajadores que se espera reciban los beneficios del plan (aproximadamente 20 años).

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se llevan a resultados en el año en que se vuelven exigibles.

m. Transacciones en monedas extranjeras y conversión de operaciones en el extranjero

Las transacciones en monedas extranjeras se registran a los tipos de cambio vigentes en las fechas de su concertación. Los activos y pasivos en dichas monedas se expresan en moneda nacional aplicando los tipos de cambio vigentes a la fecha del balance general. Las diferencias motivadas por fluctuaciones en los tipos de cambio entre las fechas de concertación de las transacciones y su liquidación o valuación al cierre del ejercicio se aplican a los resultados o se capitalizan si son atribuibles a construcciones en proceso, como parte del costo integral de financiamiento.

Los estados financieros de las subsidiarias extranjeras clasificadas como entidades extranjeras que se incluyen en la consolidación, se actualizan con el INPC del país en que la entidad reporta sus operaciones y posteriormente se convierten al tipo de cambio vigente al cierre del ejercicio. Al 31 de marzo de 2007 y de 2006 las diferencias originadas por fluctuaciones en el tipo de cambio no fueron importantes y se registraron dentro de la utilidad o pérdida integral.

n. Pérdida por acción

La pérdida por acción se calcula dividiendo la pérdida de los accionistas mayoritarios entre el promedio ponderado del número de acciones en circulación.

o. Obligaciones convertibles en acciones de una subsidiaria

Las obligaciones convertibles obligatoriamente en acciones de SISA se registran de acuerdo con el Boletín C-12 Instrumentos Financieros con Características de Pasivo, de Capital o de Ambos, el cual establece que cuando las obligaciones son convertibles a su vencimiento en un número fijo de acciones, los acreedores de la compañía asumen los mismos riesgos que los accionistas y, por lo tanto, deben clasificarse como inversión de los mismos. Por tratarse de un incremento en el capital contable de SISA no aportado por SANLUIS, dicho concepto se clasificó en el estado de cambios en la inversión de los accionistas como aportación de los accionistas minoritarios, y se actualiza utilizando factores derivados del INPC (véase Nota 4b.).

Los intereses de dichas obligaciones se registran conforme se devengan en los resultados de cada año, acreditando a la inversión de los accionistas mayoritarios.

p. (Pérdida) utilidad integral

La (pérdida) utilidad integral está representada por la pérdida neta, más los efectos del resultado por tenencia de activos no monetarios y la ganancia (pérdida) por la conversión de moneda extranjera, así como por aquellas partidas que por disposición específica se

reflejan en el capital contable y no constituyen aportaciones, reducciones y distribuciones de capital, y se actualiza aplicando factores derivados del INPC.

q. Reconocimiento de ingresos

La compañía reconoce sus ingresos al momento de la entrega de los productos y de la aceptación de éstos por parte de los clientes. Las ventas se reconocen solamente cuando la compañía ha transferido al comprador los riesgos de la propiedad de las mercancías y cuando el precio de venta y los costos incurridos o por incurrir se pueden cuantificar.

r. Uso de estimaciones

La preparación de estados financieros de acuerdo con las NIF requiere que la administración de la compañía efectúe estimaciones que afectan los importes reportados en los estados financieros. Los resultados reales podrían diferir de dichas estimaciones.

s. Nuevos pronunciamientos contables

A partir del 1 de enero de 2007 entraron en vigor las disposiciones de las siguientes NIF emitidas por el CINIF, las cuales, se considera, no afectarán sustancialmente en la información financiera que se presenta:

NIF B-3 Estado de resultados: incorpora, entre otros, un nuevo enfoque para clasificar los ingresos costos y gastos en ordinarios y no ordinarios, elimina las partidas especiales y extraordinarias y establece que la participación de los trabajadores en la utilidad se debe de considerar como una partida de naturaleza híbrida.

NIF B-13 Hechos posteriores: requiere, entre otros, que se reconocerán en el período en que realmente se lleven a cabo las reestructuraciones de activos y pasivos y las renuncias por los acreedores a ejercer su derecho de hacer exigibles los adeudos en los casos de situaciones de incumplimiento por la entidad con compromisos de contratos de deuda. Estos asuntos sólo se revelarán en notas sobre los estados financieros.

NIF C-13 Partes relacionadas: amplía, entre otros, la definición (alcance) del concepto de partes relacionadas e incrementa los requisitos de revelación en notas sobre los estados financieros

NIF D-6 Capitalización del Resultado Integral de Financiamiento: establece, entre otros, la obligación de la capitalización del resultado integral de financiamiento y reglas para su capitalización.

NOTA 3 - POSICIÓN DE LA COMPAÑÍA EN MONEDAS EXTRANJERAS:

La compañía opera básicamente en los mercados de Estados Unidos de América y Canadá y la mayoría de sus ventas y financiamientos están denominados en dólares americanos (US$).

Al 31 de marzo de 2007 el tipo de cambio fue de $11.0220 por dólar americano ($10.8628 al 31 de marzo de 2006).

La compañía no cuenta con instrumentos de protección contra riesgos cambiarios, sin embargo cuenta con una cobertura natural, ya que el 78% de sus ventas están denominadas en esta moneda

Deuda del Grupo Suspensiones (Restructured Credit Agreement - RCA)

Al 31 de marzo de 2007 la deuda del Grupo Suspensiones asciende a $1,880,838 (US$170.6 millones) y se divide en un Bloque A por $1,259,493 (US$114.2 millones) y un Bloque B por $621,345 (US$56.4 millones).

El contrato de crédito original establece ciertas restricciones operativas y financieras para las empresas integrantes del Grupo Suspensiones, las cuales limitan o prohíben, entre otras cosas, la posibilidad de decretar dividendos, incurrir en deuda adicional, otorgar activos en garantía, efectuar algunas ventas de activos, contratar operaciones con instrumentos financieros derivados, efectuar inversiones de capital y realizar cualquier transacción que involucre el pago de efectivo a SANLUIS y a las subsidiarias del Grupo Frenos. Además, dentro de ciertas condiciones, se establece que los fondos provenientes de cualquier emisión de capital, venta de activos o contratación de deuda adicional deberán ser utilizados para prepagar este financiamiento, el cual está garantizado con todos los activos del Grupo Suspensiones y acciones representativas del capital de SRA y sus subsidiarias.

La compañía y sus bancos acreedores efectuaron un análisis de los términos y condiciones del RCA, con el propósito de adecuarlos a las actuales circunstancias de la industria en la que participa, por lo que el 27 de julio de 2005, se firmó un convenio modificatorio Amendment Agreement con los bancos acreedores del RCA, en donde se modifican algunos términos incluidos en el contrato original, entre los que destacan: a) la modificación en los importes de las amortizaciones replicando la estacionalidad en los ingresos que le es común a la industria automotriz; b) el plazo de vencimiento de las mismas, pasando del 31 de diciembre de 2008 al 15 de junio de 2010, y c) la modificación de algunas restricciones financieras y ciertos términos y condiciones incluidas en el contrato original.

Este financiamiento seguirá causando intereses a la Eurodollar Rate más un margen de 3.5% hasta el 15 de junio de 2010, siempre y cuando se cumpla con el nuevo programa de amortización, ya que de lo contrario los bancos acreedores tendrían derecho a una sobre tasa de dos puntos porcentuales adicionales a partir del 1 de enero del 2007.

Al 31 de marzo de 2007 la compañía cumple con las restricciones establecidas por este crédito.

Emisión de obligaciones con vencimiento en 2010

En diciembre de 2002 SISA emitió US$47.5 millones de obligaciones con vencimiento el 30 de junio de 2010, sujetas a una tasa de interés fija del 8% anual y garantizadas por todas las subsidiarias operativas y algunas no operativas de SRA. Los intereses son pagaderos anualmente siempre y cuando SRA y sus subsidiarias generen excedentes de efectivo de acuerdo con el cálculo definido en el contrato, en caso contrario se capitalizan. Al 31 de marzo de 2007 el saldo principal insoluto de estas obligaciones, incluyendo los intereses capitalizados asciende a $753,304 (US$68.3 millones).

Crédito simple de Fundimak

El 28 de junio de 2004 Fundimak obtuvo un crédito simple a plazo determinado con Comerica Bank México, S. A. (Comerica) por US$25.0 millones, el cual está garantizado con una hipoteca industrial sobre el inmueble, construcciones, maquinaria y equipo, inventarios y cuentas por cobrar de Rassini Frenos e Inmobiliaria Rassini, S. A. de C. V., en su carácter de obligados solidarios.

Como consecuencia de un menor volumen de ventas, originado por el termino del ciclo de producción de la principal plataforma automotriz surtida durante los últimos años, y por el incremento significativo en algunos de los principales insumos utilizados en la

producción que se presentó en 2006, Fundimak negoció en el mes de marzo de 2007 con Comerica un cambio en el programa de amortizaciones que iniciará durante el segundo trimestre de 2007, lo cual permite una estructura de pago de deuda más acorde con los ciclos actuales del negocio, especialmente al considerar el arranque de las nuevas plataformas.

Con esta reestructura además del cambio en el programa de amortizaciones, se ajustan los covenants y algunos otros términos, los cuales serán informados una vez que se cuente con el acuerdo definitivo y legalmente constituido.

Al 31 de de marzo de 2007, el saldo del crédito es de $137,775 (US$12.5 millones)

NOTA 4 - INVERSIÓN DE LOS ACCIONISTAS:

a. Estructura accionaria

Al 31 de marzo de 2007 el capital social está integrado como se muestra a continuación:

Serie	Acciones autorizadas, suscritas y en circulación
A	147,762,156
B	70,983,776
C	70,983,776
	289,729,708

Las acciones de la Serie A (las cuales solamente pueden ser adquiridas por mexicanos) y de la Serie B tienen derechos de voto pleno. Las acciones de la Serie C no tienen derecho a voto.

Para efectos de cotización en el mercado de valores de México, la compañía ha emitido Certificados de Participación Ordinarios (CPOs), que amparan cada uno de ellos una acción de la Serie A (CPOs - A), y las acciones de las Series B y C cotizan en el mercado bajo CPOs que amparan cada uno de ellos una acción de la Serie B y una acción de la Serie C (CPOs - BC).

b. Emisión de obligaciones convertibles en acciones de una subsidiaria

En diciembre de 2002 SISA emitió US$76.2 millones de obligaciones que serán convertibles obligatoriamente en acciones Serie B de SISA, si la compañía no liquida el saldo principal y sus intereses antes del 30 de junio de 2011 o si ocurre algún incumplimiento previsto en el documento de emisión. Estas obligaciones causan intereses a una tasa fija del 7% anual capitalizable semestralmente y al 31 de marzo de 2007 el saldo del principal asciende a $933,859 (véase Nota 2o.).

NOTA 5 - IMPUESTO SOBRE LA RENTA, PARTICIPACIÓN DE LOS TRABAJADORES EN LA UTILIDAD, IMPUESTO AL ACTIVO (IA) E IMPUESTOS DIFERIDOS:

El resultado fiscal difiere del resultado contable consolidado debido, principalmente, a las diferencias de carácter permanente originadas por el reconocimiento de los efectos de la inflación sobre diferentes bases y a los gastos no deducibles. El ISR corriente de 2007 y 2006 corresponde principalmente al impuesto a cargo de la subsidiaria de Brasil que no se incorpora en el esquema de consolidación fiscal.

FILE No. 82-2867

Las subsidiarias de SANLUIS preparan su declaración individual de ISR cada año. Además, SANLUIS prepara una declaración consolidada para fines fiscales.

La tasa del ISR aplicable en 2007 es del 28% y para 2006 fue del 29%.

El 27 de diciembre de 2006, se aprobaron las modificaciones a la Ley del Impuesto al Activo entre las cuales se encuentran la reducción de la tasa del 1.8% al 1.25% aplicable a la base del valor del activo sin la disminución de deudas.

La PTU se calcula individualmente en cada compañía en los términos de la LISR.

NOTA 6 - COMPROMISOS:

SANLUIS Developments, LLC

El 20 de septiembre de 2000 CCP SANLUIS, LLC, una sociedad de Chase Capital Partners (JPM) y AIP SANLUIS, LLC, una sociedad de American Industrial Partners (AIP), se asociaron con SANLUIS en su negocio de frenos automotrices, a través de la inversión temporal que por US$61.5 millones realizaron en SANLUIS Developments, LLC, la que a su vez es la tenedora principal de Fundimak, S. A. de C.V. y subsidiarias, y en las que SANLUIS mantiene el control y la administración.

El 20 de septiembre de 2005 terminó el período al que se habían comprometido JPM y AIP para mantener su participación en SANLUIS Developments, LLC. Dichos inversionistas han iniciado negociaciones con SANLUIS para vender sus participaciones, ya que SANLUIS goza contractualmente del derecho de preferencia para adquirir las mismas, conforme a las reglas, términos y condiciones que se tienen establecidos en los contratos celebrados con dichas sociedades. Es intención de SANLUIS ejerce su derecho de preferencia para adquirir la participación de JPM y AIP, como se les ha comunicado. No obstante, dichos inversionistas decidieron acudir al arbitraje para que sea un árbitro el que les aclare las dudas que han manifestado tener con respecto a la interpretación de los acuerdos convenidos que determinan la forma mediante la cual se deberá calcular el valor de venta de su inversión.

La resolución del arbitraje se dio en septiembre de 2006. El arbitro dictó su resolución interpretando la forma mediante la cual se deberá instruir a un banco de inversión que hubiesen elegido las partes, en caso de que en un futuro, JPM y AIP decidan separarse del negocio y las partes no lleguen a un arreglo sobre el precio justo y de mercado de las acciones propiedad de JPM y AIP.

En virtud de que la resolución arbitral es ambigua y confusa con respecto a la forma en la que debe valuarse la inversión de JPM y AIP en caso de llegar a ese extremo, el 2 de octubre de 2006 se procedió a promover una petición para que un juez de Nueva York determine si la resolución arbitral se aparta o no de lo convenido en los contratos que se tienen celebrados con JPM y AIP.

NOTA 7.- MERCADO

Como se menciona en la Nota 3, la compañía opera principalmente en los mercados de Estados Unidos de América y Canadá. Las operaciones de la subsidiaria localizada en Brasil representaron el 21% de las ventas netas de 2007 y 2006.

Tres de los clientes de la compañía representaron el 72% y 75% de sus ventas netas

durante los años terminados el 31 de marzo de 2007 y de 2006, respectivamente. Aunque la compañía ha mantenido relaciones comerciales durante muchos años con estos clientes, una reducción sustancial en las ventas a cualquiera de éstos podría tener un efecto significativo en la situación financiera y en los resultados de la compañía.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN SANLUIS | TRIMESTRE 1 | AÑO 2007

SANLUIS CORPORACION, S. A. DE C. V.

RELACION DE INVERSION EN ACCIONES

CONSOLIDADO

SUBSIDIARIAS

Impresión Final

NOMBRE DE LA EMPRESA	ACTIVIDAD PRINCIPAL	NO. DE ACCIONES	% DE TEN.
Administración y Control SANLUIS, S.A. de C.V.	Tenedora	832,643,627	99.99
SANLUIS Co-Inter, S.A.	Tenedora	4,899,999	99.99
Corporación Turística SANLUIS, S.A. de C.V.	Tenedora	384,048,808	99.99

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN SANLUIS TRIMESTRE 1 AÑO 2007

SANLUIS CORPORACION, S. A. DE C. V.

RELACION DE INVERSION EN ACCIONES

CONSOLIDADO

ASOCIADAS

Impresión Final

NOMBRE DE LA EMPRESA	ACTIVIDAD PRINCIPAL	NO. DE ACCIONES	% DE TEN.	MONTO TOTAL	
				COSTO ADQUISICION	VALOR ACTUAL
Brembo Rassini, S.A. de C.V.	Producción y Venta de discos y rotores	165,315	24.00	8,495	84,284
TOTAL DE INVERSIONES EN ASOCIADAS				8,495	84,284
OTRAS INVERSIONES PERMANENTES					2,792
TOTAL				8,495	87,076

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN SANLUIS

SANLUIS CORPORACION, S. A. DE C. V.

TRIMESTRE 1 AÑO 2007

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/ INSTITUCION	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BANCARIOS														
COMERCIO EXTERIOR														
HSBC Bank plc. (banco agente	20/09/2001	0.00							53,126	0	0	0	0	0
The Bank of New York (Truste	18/03/2008	8.88							0	0	73,682	0	0	0
RCA (Reestructured Credit Ag	15/06/2010	8.85							198,396	93,687	336,171	341,682	910,902	0
Emisión de obligaciones Nota	30/06/2010	8.00							0	0	0	0	753,304	0
Comerica	27/06/2009	8.36							41,333	13,777	55,110	27,555	0	0
Préstamos Brasil	15/05/2008	12.00							843	133	133	0	0	0
CON GARANTIA														
BANCA COMERCIAL														
OTROS														
TOTAL BANCARIOS			0	0	0	0	0	0	293,498	107,597	465,096	369,237	1,664,206	0

FILE No. 82-2867

CLAVE DE COTIZACIÓN SANLUIS
SANLUIS CORPORACION, S. A. DE C. V.

TRIMESTRE 1 AÑO 2007

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BURSATILES														
LISTADAS EN BOLSA (MEXICO Y/O EXTRANJERO)														
QUIROGRAFARIOS														
CON GARANTIA														
COLOCACIONES PRIVADAS														
QUIROGRAFARIOS														
CON GARANTIA														
TOTAL BURSATILES Y COLOCACIONES PRIVADAS			0	0	0	0	0	0	0	0	0	0	0	0

FILE No. 82-2867

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA CONCERTACION		VENCTOS O AMORT DENOMINADOS EN MONEDA NACIONAL - INTERVALO DE TIEMPO						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA - INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
PROVEEDORES														
Maquinados y Troquelados	12/02/2007	0.00	6,309	0	0	0	0	0						
Otros proveedores		0.00	92,158	0	0	0	0	0						
Simec International	20/12/2006	0.00							407,064	0	0	0	0	0
Sumitomo Canada Limited	31/12/2006	0.00							182,728	0	0	0	0	0
Aceros Villares	27/03/2007	0.00							59,987	0	0	0	0	0
Hamilton Steel GP	18/01/2007	0.00							43,149	0	0	0	0	0
Gerdau	28/03/2007	0.00							15,131	0	0	0	0	0
Proazagrade S de RL de CV	28/03/2007	0.00							10,991	0	0	0	0	0
Monroe de México, SA de CV	09/01/2007	0.00							7,641	0	0	0	0	0
Belgo Mineira	27/03/2007	0.00							6,428	0	0	0	0	0
Metokote Corporation	15/03/2007	0.00							6,216	0	0	0	0	0
Otros proveedores		0.00							153,987	0	0	0	0	0
TOTAL PROVEEDORES			98,467	0	0	0	0	0	893,322	0	0	0	0	0
OTRO PASIVOS CIRCULANTES Y OTROS CREDITOS														
Otros pasivos		0.00	0	334,574	0	0	0	0						
Otros pasivos		0.00							0	0	0	0	0	0
TOTAL GENERAL			98,467	334,574	0	0	0	0	1,186,820	107,597	465,096	369,237	1,664,206	0

OBSERVACIONES

EL TIPO DE CAMBIO PARA VALUAR LOS CREDITOS FUE DE $11.0220 PESOS POR DÓLAR AMERICANO

Como se menciona en la nota 4 a los estados financieros, la compañía entró en un programa de reestructura la cual concluyó en diciembre 2002, dentro de la cual se incluyó un programa de Europapel Comercial por US$ 77.5 millones, donde se logró la aceptación del 75% de los tenedores, durante 2004 y 2003 algunos de los tenedores que originalmente no habían reestructurado, aceptaron hacerlo en los mismos términos y condiciones. Este instrumento se considera a corto plazo por las características y condiciones de su emisión original, donde los plazos eran de 90 a 180 días, con cobro de intereses en forma anticipada, la deuda no reestructurada por $ 52,112 miles (US$ 4.8 millones) fue la parte de los tenedores que no se incorporaron a dicha reestructura.

Se incluyen los pasivos de los principales proveedores, considerando el saldo al 31 de marzo de 2007, con vencimientos de acuerdo a las condiciones actuales con cada uno de ellos, haciéndose revolventes con el transcurso del tiempo, dependiendo del volumen de operaciones que mantengan las compañías del grupo.

El saldo de otros pasivos se integra principalmente por provisiones de gastos de operación, prestaciones al personal, prestación de servicios e intereses que se van devengando en el transcurso del tiempo, los cuales se van haciendo revolventes y son pagados conforme su exigibilidad la cual es muy variable.

FILE No. 82-2867

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 1 AÑO: 2007

SANLUIS CORPORACION, S. A. DE C. V.

POSICION MONETARIA EN MONEDA EXTRANJERA

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

POSICION EN MONEDA EXTRANJERA	DOLARES		OTRAS MONEDAS		TOTAL MILES DE PESOS
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	
ACTIVO MONETARIO	94,930	1,046,318	19,258	212,262	1,258,580
PASIVO	361,519	3,984,662	20,468	225,598	4,210,260
CORTO PLAZO	134,832	1,486,123	20,468	225,598	1,711,721
LARGO PLAZO	226,687	2,498,539	0	0	2,498,539
SALDO NETO	(266,589)	(2,938,344)	(1,210)	(13,336)	(2,951,680)

OBSERVACIONES

Incluye activos y pasivos monetarios. El tipo de cambio para valuar los créditos fue de $11.0220 pesos por dólar americano, en la columna de otras monedas, la moneda origen es el real y el tipo de cambio fue $2.0644

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 1 AÑO: 2007

SANLUIS CORPORACION, S. A. DE C. V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION
MONETARIA
(MILES DE PESOS)

CONSOLIDADO

Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA ACTIVA (PASIVA)	INFLACION MENSUAL	EFECTO MENSUAL ACTIVO (PASIVO)
ENERO	1,591,024	4,340,951	(2,749,928)	0.51	(14,025)
FEBRERO	1,657,271	4,349,230	(2,691,958)	0.28	(7,537)
MARZO	1,733,317	4,444,783	(2,711,466)	0.13	(3,525)
ACTUALIZACIÓN				0.00	(43)
CAPITALIZACIÓN				0.00	0
EMP. EXTRANJERAS				0.00	0
OTROS				0.00	0
TOTAL					(25,130)

OBSERVACIONES

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO

N/A

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

N/A

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 1 AÑO: 2007

SANLUIS CORPORACION, S. A. DE C. V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

CONSOLIDADO

Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA	% DE UTIL.
Rassini Xalostoc (1)	Fabricación y venta de muelles	2,165	63.00
Rassini Piedras Negras (1)	Fabricación y venta de resortes	6,140	67.00
Rassini Piedras Negras (1)	Fabricación y venta de muelles	5,209	52.00
Rassini Torsion Bars (1)	Fabricación y venta de barras de torsión	4,122	12.00
Suspensiones Rassini (1)	Fabricación y venta de muelles	4,200	80.00
Rassini Frenos (1)	Fabricación y venta de discos, tambores y	6,924	51.00
Bypasa (1)	Fabricación y venta de bujes	45,349	54.00
Muelles Brasil (2)	Fabricación y venta de muelles	58,000	91.00
Resortes Brasil (1)	Fabricación y venta de resortes	3,200	92.00
Rassini Chassis System (1)	Fabricación y venta de resortes	4,000	81.00

OBSERVACIONES

(1) MILES DE PIEZAS ANUALES
(2) TONELADAS ANUALES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN SANLUIS TRIMESTRE 1 AÑO 2007

SANLUIS CORPORACION, S. A. DE C. V.

MATERIAS PRIMAS DIRECTAS

CONSOLIDADO

Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
Solera	Simec International	Solera	Sumitomo		56.8
Solera	Aceros Villares (Brasil)	Solera	Hamilton Steel GP		0
Solera	Gerdau (Brasil)				0
Barra redonda	Simec International	Barra redonda	Hamilton Steel GP		0
Barra redonda	Aceros Villares (Brasil)				0
Barra redonda	Gerdau (Brasil)				0
Barra redonda	Hylsa				0
Chatarra de 1a. (automotriz)	Materiales siderúrgicos y desp				24.0

OBSERVACIONES

Los porcentajes del costo de producción se presentan por nuestros dos sectores de negocio, el acero (solera y barra redonda) para la división suspensiones y la chatarra para la división frenos.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN SANLUIS TRIMESTRE 1 AÑO 2007

SANLUIS CORPORACION, S. A. DE C. V.

DISTRIBUCION DE VENTAS POR PRODUCTO CONSOLIDADO

VENTAS TOTALES

Impresión Final

PRINCIPALES	VENTAS		% DE PART. MDO.	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
NACIONALES					
(1) Muelles	161,520	104,503	0.0	Rassini	Armadoras Automotric
(1) Barras de torsió	53,142	5,227	0.0	Rassini	Armadoras Automotric
(1) Resortes helicoi	1,323,218	124,260	0.0	Rassini	Armadoras Automotric
(1) Discos, tambores	992,708	119,105	0.0	Rassini	Armadoras Automotric
(2) Brasil	13,996	339,307	0.0	RNA	Armadoras Automotric
(1) Bujes	955,900	3,153	0.0	Bypasa	Armadoras Automotric
EXTRANJERAS					
(1) Muelles	1,766,406	806,118	0.0	Rassini	Armadoras automotric
(1) Barras de Torsió	69,549	9,024	0.0	Rassini	Armadoras automotric
(1) Resortes helicoi	525,358	66,275	0.0	Rassini	Armadoras automotric
(1) Discos, tambores	702,097	149,723	0.0	Rassini	Armadoras automotric
(2) Brasil	833	19,572	0.0	RNA	Armadoras automotric
TOTAL		1,746,267			

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN SANLUIS TRIMESTRE 1 AÑO 2007

SANLUIS CORPORACION, S. A. DE C. V.

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS EXTRANJERAS

Impresión Final

PRINCIPALES	VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
EXPORTACION					
(1) Muelles	1,766,406	806,118	E.U.A. y Canada	Rassini	Armadoras automotric
(1) Barras de Torsió	69,549	9,024	E.U.A. y Canada	Rassini	Armadoras automotric
(1) Resortes helicci	525,358	66,275	E.U.A. y Canada	Rassini	Armadoras automotric
(1) Discos, tambores	702,097	149,723	E.U.A.	Rassini	Armadoras automotric
(2) Brasil	833	19,572	Sudamerica,Europa,Al	RNA	Armadoras automotric
SUBSIDIARIAS EN EL EXTRANJERO					

TOTAL	1,050,712	

OBSERVACIONES

(1)Piezas, (2)Toneladas. El volumen se presenta en unidades. El monto se presenta en miles de pesos. Las ventas de Brasil corresponden a muelles y resortes; en los casos de Brasil y Resortes USA se consideran las ventas realizadas en estos países como nacionales y las realizadas fuera de estos como de exportación.

CLAVE DE COTIZACIÓN SANLUIS
SANLUIS CORPORACION, S. A. DE C. V.

TRIMESTRE 1 AÑO 2007

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CONSOLIDADO

Impresión Final

SERIES	VALOR NOMINAL($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
A	0.0000	11	147,762,156	0	147,762,156	0	14,250	0
B	0.0000	11	70,983,776	0	0	70,983,776	6,846	0
C	0.0000	11	70,983,776	0	0	70,983,776	6,846	0
TOTAL			289,729,708	0	147,762,156	141,967,552	27,942	0

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION: 289,729,708

OBSERVACIONES

Las acciones series B y C no cotizan individualmente, se integran en 70,983,776 CPOs denominados como CPOs-BC cotizan en la BMV, integrados por una acción B y una C. Las acciones serie A cotizan individualmente a través de CPOs-A que representan cada uno una acción A.

Ninguna de importancia

Para consolidar las operaciones de Rassini NHK Autopecas, S/A (localizada en Brasil) y Rassini International, L.L.C. (localizada en Estados Unidos de América)se utiliza la metodología establecida en el Boletín B-15 Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras, convirtiendo los activos y pasivos (monetarios y no monetarios), así como los ingresos y gastos, al tipo de cambio vigente.

Tipos de cambio de Reales por Dólar

	Año Anterior	Actual
Tipo de cambio de cierre	2.1716	2.0644
Tipo de cambio promedio	2.1966	2.1077

Tipos de cambio de Pesos por Dólar

	Año Anterior	Actual
Tipo de cambio de cierre	10.8628	11.0220
Tipo de cambio promedio	10.5916	11.0099

Las diferencias originadas por la conversión de dichos estados financieros a pesos se registran dentro de la insuficiencia en la actualización del capital. Al 31 de marzo de 2007 y 2006 los efectos de conversión de Rassini NHK Autopecas y Rassini International, L.L.C., no fueron importantes.

r04: Los gastos de operación incluyen la depreciación y la amortización del año por $94,304 en 2007 y $86,813 en 2006 ver renglón c-13 del estado de cambios

r32: El ISR causado corresponde principalmente al impuesto a cargo de la subsidiaria de Brasil.

c06: La variación presentada en el estado de cambios, está influenciada por efectos de inflación y devaluación de la moneda, sin embargo, en términos de dólares se realizaron amortizaciones reales a la deuda por un monto neto de US$ 3.2 millones.

FILE No. 82-2867

END

(1) EN ESTE ANEXO SE INCLUYE LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS